Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

Advisors Series Trust
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

August 9, 2010

VIA EDGAR TRANSMISSION

Ms. Linda Stirling
U.S. Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C.  20549

RE:	ADVISORS SERIES TRUST (the “Trust”)
Securities Act Registration No: 333-17391
Investment Company Act Registration No: 811-07959
PIA High Yield Fund (“High Yield Fund”) (S000029824)
PIA High Yield (MACS) Fund (“High Yield (MACS) Fund”) (S000029825)

Dear Ms. Stirling:

This correspondence is being filed in response to your oral comments and suggestions of July 23, 2010, to the Trust’s Post-Effective Amendment (“PEA”) No. 324 to its registration statement.  PEA No. 324 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on Form N-1A on June 16, 2010, for the purpose of introducing two new series to the Trust, the PIA High Yield Fund and the PIA High Yield (MACS) Fund (each a Fund, together the “Funds”).

In connection with this response to the Staff’s comments, the Trust, on behalf of the Funds, hereby states the following:

(1)
The Trust acknowledges that in connection with the comments made by the Staff on the Form N-1A registration statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement;

(2)
The Trust acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Trust represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Trust.

For your convenience, the comments made by the Staff of the Securities and Exchange Commission (the “Commission” or the “Staff”) have been reproduced in bold typeface immediately followed by the Trust’s respective responses.  In addition to responses to the Staff’s comments, the amendment will also include certain non-material changes as appropriate.

Prospectuses

1.
Staff Comment:  In the Summary Section – Fees and Expenses of the Fund, please revise the last caption, “Net Annual Fund Operating Expenses,” in each Fund’s Annual Fund Operating Expenses table to read “Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement.”

Response:  The Trust has considered this comment and believes that the caption used (“Net Annual Fund Operating Expenses”) on the last line of the fee table complies with Form N-1A, Item 3, which permits a mutual fund to exercise discretion with respect to the designation of this caption.  Form N-1A, Item 3, Instruction 3(e) states that a “Fund should place . . . additional captions directly below the “Total Annual Fund Operating Expenses” caption of the table and should use appropriate descriptive captions, such as “Fee Waiver [and/or Expenses Reimbursement]” and “Total Annual Fund Operating Expenses After Fee Waiver [and/or Expense Reimbursement],” respectively.” (Emphasis added.)  Accordingly, the Trust respectfully declines the comment, and offers recent examples of similar fee table disclosure in Rule 485B/497K filings made by Eaton Vance (e.g., Eaton Vance Low Duration Fund and Eaton Vance Large-Cap Core Research Fund), Prudential Jennison (e.g., Prudential Jennison Growth Fund and Prudential Jennison Equity Income Fund) and J.P. Morgan (e.g., JPMorgan Growth Advantage Fund and JPMorgan Mid Cap Value Fund).

2.
Staff Comment:  In the Summary Section – Fees and Expenses of the Fund for the High Yield (MACS) Fund, a Fund cannot use the term “voluntary” as it relates to an expense limitation that is in place for at least one year after the date of the Prospectus.  Please remove references to the voluntary nature of the expense limitation in footnote 2 to the Fees and Expenses table.

Response:  The Fund responds by revising footnote 2 of the Fees and Expenses table to read as follow:

Pacific Income Advisers, Inc. (the “Adviser”) will not charge a fee for its advisory services to the Fund.  However, investors in the Fund are clients of the Adviser and pay the Adviser an advisory fee to manage their assets, which include assets invested in the Fund.  The Adviser has ~~voluntarily~~ agreed to pay for all operating expenses (excluding acquired fund fees and expenses) incurred by the Fund through at least August 31, 2011 ~~(the “voluntary expense limitation”)~~.  This waiver arrangement may be discontinued by the Adviser at any time after August 31, 2011, as long as the Adviser provides Fund shareholders with written notice six months in advance of the discontinuance.  ~~The Adviser may not recoup amounts subject to the voluntary expense limitation in future periods.~~  The table shows the net expenses of the Fund as 0.00% reflecting the fact that the Fund is used to implement certain fixed-income strategies that are offered to Eligible Investors (as such are defined in the statutory Prospectus).  Investors should carefully consider the separate fees charged in connection with investment in the Fund.

3.
Staff Comment:  In the Summary Section – Principal Investment Strategies of the Fund (Item 4) and in the Principal Investment Strategies, Related Risks and Portfolio Holdings Information section (Item 9), please provide consistent references to credit quality and credit ratings (i.e., in the second paragraph in the Summary Section, you mention “Caa”, but not what this equates to in terms of credit quality, such as “investment grade” or “in default”).

Response:  The Trust responds by revising the applicable paragraphs as follows:

“The Fund invests, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in a diversified portfolio of high yield instruments, including bonds (“junk bonds”), forward commitments and derivatives (such as options, futures contracts or swap agreements) relating to high yield bonds, ~~and~~ loan participations and assignments, and preferred stocks.  High yield bonds are bonds rated below investment grade by Moody’s Investors Service, Inc. (“Moody’s”), or equivalently rated by Standard & Poor’s Rating Services (“S&P”) or Fitch, Inc. (“Fitch”), or, if unrated, determined by the Adviser to be of comparable quality.

~~The Fund may invest up to 20% of its net assets in securities rated Caa or below by Moody’s, or equivalently rated by S&P or Fitch, or, if unrated, determined by the Adviser to be of comparable quality. The Fund may also invest up to 10% of its net assets in non-investment grade preferred stocks.~~ The remainder of the Fund’s assets may be invested in investment grade ~~Fixed Income I~~instruments~~. “Fixed Income Instruments”~~ including~~e~~ bonds, debt securities and other similar instruments issued by various U.S. and non-U.S. public- or private-sector entities, and loan participations and assignments.”

4.
Staff Comment:  In the Summary Section – Principal Investment Strategies of the Fund (Item 4) and in the Principal Investment Strategies, Related Risks and Portfolio Holdings Information section (Item 9), please indicate the Funds’ anticipated percentage of investment in “investment grade” Fixed Income Instruments (e.g., “up to 20% of the Fund’s net assets,…”).

Response:  The Trust responds by revising the paragraph as follows:

“~~The Fund may invest up to 20% of its net assets in securities rated Caa or below by Moody’s, or equivalently rated by S&P or Fitch, or, if unrated, determined by the Adviser to be of comparable quality. The Fund may also invest up to 10% of its net assets in non-investment grade preferred stocks.~~ The remainder of the Fund’s assets may be invested in investment grade ~~Fixed Income I~~instruments~~. “Fixed Income Instruments”~~ including~~e~~ bonds, debt securities and other similar instruments issued by various U.S. and non-U.S. public- or private-sector entities, and loan participations and assignments.”

5.
Staff Comment:  In the Summary Section – Principal Investment Strategies of the Fund and the Principal Investment Strategies, Related Risks and Portfolio Holdings Information section of the statutory Prospectuses, the last sentence of the fourth paragraph in each section is redundant, please remove.

Response:  The Trust responds by revising the paragraphs as follows:

(Item 4)
The Fund may invest up to 20% of its net assets in securities denominated in foreign currencies and may invest without limit in U.S. dollar-denominated securities of foreign issuers. The Fund may invest up to 15% of its net assets in securities and instruments that are economically tied to emerging market countries. ~~The Fund will normally limit its foreign currency exposure (from non-U.S. dollar-denominated securities or currencies) to 20% of its net assets.~~

(Item 9)
The Fund may invest up to 20% of its net assets in securities denominated in foreign currencies and may invest without limit in U.S. dollar-denominated securities of foreign issuers. The Fund may invest up to 15% of its net assets in securities and instruments that are economically tied to emerging market countries. ~~The Fund will normally limit its foreign currency exposure (from non-U.S. dollar-denominated securities or currencies) to 20% of its net assets.~~

6.
Staff Comment:  In the Summary Section – Principal Risks of Investing in the Fund, please remove the first and second sentences of the bullet, “Risks Associated with High Yield Securities” and revise the third sentence so that it indicates that high yield securities entail greater risk of loss of principal because of their greater exposure to credit risk.

Response:  The Trust responds by revising the disclosure as follows:

•
Risks Associated with High Yield Securities. ~~The Fund will invest in high yield securities. Securities with ratings lower than BBB or Baa are known as “high yield” securities (commonly known as “junk bonds”).~~  High yield securities ~~provide greater income and opportunity for gains than higher-rated securities but~~ entail greater risk of loss of principal because of their greater exposure to credit risk.

7.
Staff Comment:  In the Summary Section – Principal Risks of Investing in the Fund, please link, “Prepayment Risk, Extension Risk, and Risks Associated with Mortgage-Backed Securities and Other Asset-Backed Securities back to the Funds’ investment strategy.

Response:  The Trust responds by removing references to Prepayment Risk, Extension Risk and Risks Associated with Mortgage-Backed Securities and Other Asset-Backed Securities.  The Funds will invest less than 5% of their net assets in mortgage-backed securities and asset-backed securities; therefore, they are not principal risks of investing in the Funds.

8.
Staff Comment: If the Funds’ investments in derivative instruments are for speculative purposes, please consider whether additional principal risks such as leverage risk, counterparty risk, and liquidity risk are also necessary.  Be certain to tie any added principal risks back to the principal investment strategy.

Response:  The Trust responds by adding counterparty risk to the Item 4 and Item 9 disclosure as follows:

(Item 4)
•	Liquidity Risk. Low or lack of trading volume may make it difficult to sell securities or derivative instruments held by the Fund at quoted market prices.

•
Counterparty Risk.  Fund transactions involving a counterparty are subject to the risk that the counterparty or a third party will not fulfill its obligation to the Fund.  Counterparty risk may arise because of the counterparty’s financial condition (i.e., financial difficulties, bankruptcy, or insolvency), market activities and developments, or other reasons, whether foreseen or not.  A counterparty’s inability to fulfill its obligation may result in significant financial loss to the Fund.

(Item 9)
•
Liquidity Risk.  Certain fixed income securities or derivative instruments held by the Fund may be difficult (or impossible) to sell at the time and at the price the Adviser would like.  As a result, the Fund may have to hold these securities or instruments longer than it would like and may forego other investment opportunities.  There is the possibility that the Fund may lose money or be prevented from realizing capital gains if it cannot sell a security or instrument at a particular time and price.

•
Counterparty Risk.  Fund transactions involving a counterparty are subject to the risk that the counterparty or a third party will not fulfill its obligation to the Fund.  Counterparty risk may arise because of the counterparty’s financial condition (i.e., financial difficulties, bankruptcy, or insolvency), market activities and developments, or other reasons, whether foreseen or not.  A counterparty’s inability to fulfill its obligation may result in significant financial loss to the Fund. The Fund may be unable to recover its investment from the counterparty or may obtain a limited recovery, and/or recovery may be delayed. The Fund may be exposed to counterparty risk through its investments in debt securities and derivatives, including various types of swaps, futures, and options. The Fund intends to enter into financial transactions with counterparties that the Adviser believes to be creditworthy at the time of the transaction. There is always the risk that the Adviser's analysis of a counterparty’s creditworthiness is incorrect or may change due to market conditions. To the extent that the Fund focuses its transactions with a limited number of counterparties, it will have greater exposure to the risks associated with one or more counterparties.

9.
Staff Comment:  In the Principal Investment Strategies, Related Risks and Portfolio Holdings Information section of the statutory Prospectus, please copy relevant information found in the first paragraph of the subsection titled, “How We Invest Our Assets” to the Summary Section in lieu of the last paragraph of the Summary Section – Principal Investment Strategies of the Fund.

Response:  The Trust responds by revising the paragraph as follows:

“In selecting investments for the Fund, the Adviser ~~primarily~~ will consider the risk and opportunities presented by the industries within the high yield universe~~credit quality, duration and yield~~.  The Adviser evaluates the bond issuers within the selected industries and identifies those investments which the Adviser believes have favorable risk reward characteristics and match the Advisers investing philosophy.  The Adviser evaluates various criteria such as historical and future expected financial performance, management tenure and experience, capital structure, free cash flow generation, barriers to entry, security protections, yield and relative value, and ownership structure.  Investments are targeted that have individual yield premiums which appear to be favorable and are viewed by the Adviser as having a comparable or lower probability of default and or loss risk.  The Adviser may sell an investment ~~security~~ as part of its overall investment decision to reposition assets into a more attractive security or to implement a change in maturity and quality to the overall portfolio.”

10.
Staff Comment:  In the Management of the Fund – Portfolio Managers section of the statutory Prospectus, please revise the disclosure to include information pursuant to Item 10(a)(2) of Form N-1A that states, “If a Portfolio Manager is a member of a committee, team, or other group of persons associated with the Fund or an investment adviser of the Fund that is jointly and primarily responsible for the day-to-day management of the Fund’s portfolio, provide a brief description of the person’s role on the committee, team, or other group (e.g., lead member), including a description of any limitations on the person’s role and the relationship between the person’s role and the roles of other persons who have responsibility for the day-to-day management of the Fund’s portfolio.”

Response:  The Trust responds by revising the introductory paragraph as follows:

“Portfolio Managers

The following individuals are primarily responsible for the day-to-day management of the Fund’s portfolio. Each portfolio manager has individual discretion to buy and sell securities within their defined sectors of responsibility.”

11.
Staff Comment:  In the Redeeming Shares – Tools to Combat Frequent Transactions section of the statutory Prospectuses, please revise the disclosure pursuant to Item 11(e)(4)(iii) to describe “any policies and procedures of the Fund for deterring frequent purchases and redemptions of Fund shares by Fund shareholders, including any restrictions imposed by the Fund to prevent or minimize frequent purchases and redemptions.  Describe each of the policies, procedures with specificity.  Indicate whether each of these restrictions applies uniformly in all cases or whether the restriction will not be imposed under certain circumstances, including whether each of these restrictions applies to trades that occur through omnibus accounts at intermediaries, such as investment advisers, broker-dealers, transfer agents, third party administrators, and insurance companies.  Describe with specificity the circumstances under which any restriction will not be imposed.”  Please specifically disclose any limits to the number of trades or exchanges allowed.

Response:  The Trust responds by noting that no specific limits have been imposed on the number of trades or exchanges allowed in the Funds.  Additionally, the Trust feels that the disclosure provided adequately describes the policies and procedures of the Fund for deterring frequent purchases and redemptions of Fund shares by shareholders, specifically as it applies to “monitoring trading activity and using fair value pricing.”

Statement of Additional Information (“SAI”)

12.	Staff Comment: In the Investment Restrictions section, please include a fundamental restriction regarding the Funds’ diversification.

Response:  The Trust responds by moving the diversification disclosure below the introductory paragraph in the Investment Restrictions section.

13.
Staff Comment:  Pursuant to the recent SEC Final Rule, “Proxy Disclosure Enhancements,” please revise this section to include disclosure identifying how the Board of Trustees exercises oversight of compliance risk.

Response:  The Trust responds by stating that the current disclosure, as reflected below from page B-29, already provides such disclosure [bolding added]:

“Board Oversight of Risk Management
As part of its oversight function, the Board receives and reviews various risk management reports and assessments and discusses these matters with appropriate management and other personnel.  Because risk management is a broad concept comprised of many elements (such as, for example, investment risk, issuer and counterparty risk, compliance risk, operational risks, business continuity risks, etc.) the oversight of different types of risks is handled in different ways.  For example, the Audit Committee meets regularly with the Chief Compliance Officer to discuss compliance and operational risks.  The Audit Committee also meets with the Treasurer and the Trust’s independent public accounting firm to discuss, among other things, the internal control structure of the Trust’s financial reporting function.  The full Board receives reports from the Adviser and portfolio managers as to investment risks as well as other risks that may be also discussed in Audit Committee.”

If you have any questions regarding the enclosed, please do not hesitate to contact me at (414) 765-6609.

Very truly yours,

/s/ Jeanine M. Bajczyk

Jeanine M. Bajczyk, Esq.
Secretary
Advisors Series Trust